

12028210

Act: 1934
Section: 3(a)(10)
Rule:
Public Availability: 9-24-2012

September 24, 2012

Received SEC

SEP 24 2012

Washington, DC 20549

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Minn-Dak Farmers Cooperative
Incoming letter dated August 10, 2012

The Division's views are as follows. Capitalized terms have the same meanings as defined in your letter.

Based on the facts presented, the Division will not recommend enforcement action to the Commission if, in reliance on your opinion of counsel that neither the common stock nor the preferred stock is a security under the 1933 Act or the 1934 Act, Minn-Dak Farmers Cooperative stops filing periodic and current reports under the 1934 Act.

This position is based upon the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusions on the question presented.

Sincerely,

Kim McManus
Special Counsel



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

September 24, 2012

Mail Stop 4561

April Hamlin
Lindquist & Vennum PLLP
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402

Re: Minn-Dak Farmers Cooperative

Dear Ms. Hamlin:

In regard to your letter of August 10, 2012, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

LINDQUIST

LINDQUIST+VENNUM Minneapolis • Denver

April Hamlin
(612) 371-3522
ahamlin@lindquist.com
www.lindquist.com

Lindquist & Vennum PLLP
4200 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
Phone: (612) 371-3211
Fax: (612) 371-3207

August 10, 2012

1933 Act: Section 2(a)(1)
1934 Act: Section 3(a)(10)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Minn-Dak Farmers Cooperative

Ladies and Gentlemen:

On behalf of Minn-Dak Farmers Cooperative (the "Company"), we hereby request that the staff of the Securities and Exchange Commission (the "Staff") provide its assurance that it will not recommend enforcement action against the Company if the Company ceases reporting under Section 15(d) of the Securities Exchange Act of 1934 (the "1934 Act"). This request is based upon the Company's position, as described below, that the stock of the Company does not constitute a "security" within the meaning of Section 2(a)(1) of the Securities Act of 1933 (the "1933 Act") or Section 3(a)(10) of the 1934 Act. Further, in our opinion neither the Company's common stock nor its preferred stock constitutes a "security" within the meaning of Section 2(a)(1) of the 1933 Act or Section 3(a)(10) of the 1934 Act.

I. Background

A. Organization and Business of the Cooperative

The Company was formed in 1972 as a cooperative association under the laws of the State of North Dakota. Attached to this letter as *Appendix A* and *Appendix B*, respectively, are copies of the Company's Composite Articles of Incorporation (the "Articles") and copy of the Company's Amended and Restated Bylaws (the "Bylaws"), each as currently in effect on the date of this letter.

The Company is engaged primarily in the production of sugar from sugar beets. The Company also produces certain co-products, sugar beet molasses, yeast and sugar beet pulp pellets. The Company processes the sugar beets at its facilities in Wahpeton, North Dakota. The products are pooled and marketed through the services of marketing agents under contract with the Company.

The Company purchases virtually all of its sugar beet requirements from its shareholders. All shareholders have automatically renewing agreements with the Company covering each growing season. At the end of each year, these growers agreements automatically extend for an additional year, so that these agreements always have a remaining term of one year, unless the Company, prior to the automatic renewal, has given notice of termination or amendment. Under the growers agreement, the minimum and maximum number of acres the shareholder may grow corresponds to the number of acres per "unit" of preferred stock authorized by the Company's Board of Directors for each farming year. For example, in crop year 2011, each unit of preferred stock required a shareholder to deliver a minimum of 1.40 acres of sugar beets and a maximum of 1.70 acres of sugar beets.

B. Overview of Stock

The Company has two classes of stock, common stock and preferred stock. Each shareholder must hold one share of common stock and no shareholder may own more than one share of common stock. The common stock has a par value of $250 per share. Each shareholder is entitled to one and only one vote corresponding to the one share of common stock each shareholder holds. Thus, like many true cooperatives, the voting power of the Company is structured as "one person, one vote."

The preferred stock is divided into three classes, Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock. All shareholders hold "units" of preferred stock consisting of one share of each class of preferred stock. The preferred stock was issued as units and is only transferrable as a unit. There are no differences in the designation, preferences, limitations and relative rights of the three classes of preferred stock. The only difference among the three classes of preferred stock is the respective par value. Class A Preferred Stock has a par value of $105 per share, Class B Preferred Stock has a par value of $76 per share and Class C Preferred Stock has a par value of $75 per share, for an aggregate par value per unit of preferred stock of $256.

As described above, the units of preferred stock entitle the shareholders to sell sugar beets to the Company and determine the minimum and maximum number of acres of sugar beets the member is required or entitled to sell to the Company. No voting rights attach to the preferred stock. Regardless of the number of units of preferred stock a shareholder owns, the shareholder is entitled to one vote only based on that shareholder's ownership of common stock.

In return for the sugar beets delivered to the Company, a shareholder is paid a price per pound of extractable sugar and "bonus" sugar. Bonus sugar is a formula driven pricing premium for delivery of sugar beets during the period prior to main harvest. These payments are made in installments with all growers being paid the same price per pound for extractable sugar and bonus sugar, with the first payment made on or about November 15 (soon after the delivery of the crop) based on an estimated price and the last payment made after the end of the Company's fiscal year on August 31 based upon the final price for the applicable year. In addition, the Company's annual patronage net income, if any, which is equal to the Company's sales less all expenditures and member sugar beet payments, is distributed to the members on the basis of the pounds of extractable sugar obtained from each of the members' sugar beets. The patronage net income is distributed either in cash payments or in the form of allocated patronage to the member's patronage account on the books of the Company. Because the amounts paid to shareholders, either in cash or as patronage credits, depend upon the extractable sugar from beets delivered and not on units of preferred stock held, two shareholders who hold the same number of units of preferred stock may receive different amounts depending upon the quality of their respective crops and the acres actually grown within the number authorized by the Company's Board of Directors. Article 6(A) and Article 6(B) of the Articles prohibits the payment of dividends on the common stock and preferred stock stating: "No dividends shall be paid on common stock" and "No dividends shall be paid on preferred stock."

Under Article 6(A) of Articles and Article XVII of the Bylaws, stock ownership in the Company is limited to producers (i) who reside within 30 miles of a Company piler (the Company has three piler sites located in North Dakota and five located in Minnesota), (ii) who patronize the cooperative in accordance with uniform terms and conditions prescribed by it, and (iii) who have been approved by the Board of Directors. The term "producers" means a person (i) actively engaged in the production of sugarbeets or other agricultural products within 30 miles of a Company piler (including tenants of land used for such production); and (ii) owners of such land within 30 miles of a Company piler who receive as rent therefore part of any such products of such land.

Common stock and preferred stock may only be owned by eligible producers and ownership of stock is further limited to those persons who have been approved by the Company's Board of Directors. *See* Article 6(A) of the Articles ("common stock...may be purchased, owned, or held only by member-producers" and "The common stock of this association may be transferred only with the consent of the Board of Directors of the association and on the books of the association, and then only to persons eligible to hold it..."); *See* Article 6(B) of the Articles ("preferred stock may be issued only to any member-producer"); *See* Article XVII of the Bylaws "Stock ownership in this cooperative shall be limited to producers...(c) who have been approved by the board of directors."). The Company does not believe there is any practical or legal significance to the variation in language in the Articles relating to Board approval of transfers of stock. Like the common stock, the preferred stock may be transferred only with the consent of the Company's Board of Directors and only to persons eligible to hold the preferred stock. The Company has not and will not recognize any transfer of preferred stock nor record any transfer of preferred stock on its books that is not so approved or any transfer to a person ineligible to hold the preferred stock. Accordingly, the Company's Board of Directors approves each transfer of common stock and preferred stock to ensure that neither the common stock nor the preferred stock is held by an ineligible shareholder and because ownership of stock must be approved by the Board of Directors under the Bylaws.

Shareholders may, from time to time, pledge their stock as collateral for loans to banks or other lenders. At the time of the pledge, the Company receives a "Notice and Assignment" form completed by the shareholder and lender. The form notifies the Company of both the pledge of stock and the assignment of payments under the shareholder's growers agreement. This form is signed by the lender and the shareholder, and after review by management of the Company, acknowledged by the Company. If the lender should seek to foreclose upon the lien on the stock, the proposed transfer is presented to the Board of Directors of the Company for review and approval. As with any other proposed transfer, the Board of Directors of the Company will not approve, and the Company will not recognize nor record on its books, any transfer to a person not eligible to hold stock under the Articles and Bylaws.

If the Company determines that a shareholder is not or is no longer eligible to hold shares in the Company, the Company has the right to purchase the common stock and the preferred stock held by that shareholder for the lesser of its par value or its then-current book value. *See* Article 6(A) and Article 6(B) of the Articles and Article XVI, Section 1 and Section 2 of the Bylaws. Similarly, under Article 6(B) of the Articles and Article XVI, Section 1 and Section 2 of the Bylaws, if a shareholder has failed to patronize the Company for a period of 12 consecutive calendar months, has intentionally or repeatedly violated any bylaws, has breached any contract between the shareholder and the Company, or has willfully obstructed any purpose or proper activity of the Company, then the Board of Directors may redeem the common stock owned by that shareholder by payment of the lesser of its par value or its then-current book value.

C. Section 15(d) Reporting Obligations

On July 20, 1995, the Company filed a Registration Statement on Form S-1 under the 1933 Act (File No. 33-94644) to register 95 shares of common stock and 20,200 units of preferred stock. As is currently the case, each unit of preferred stock consisted of one share of Class A Preferred Stock, one share of Class B Preferred Stock and one share of Class C Preferred Stock. That Registration Statement on Form S-1 was declared effective on September 11, 1995. From 1995 to 1997, the Company sold 95 shares of its common stock and 20,200 units of its preferred stock under the registration statement; accordingly, no shares registered by the 1995 registration statement remain unsold. The Company has not filed any other registration statement and since 1997, the Company has not sold any additional units of preferred stock.

Based upon the information available to the Company regarding the decision-making in 1995, it seems that the Company filed the 1995 registration statement based upon the advice of counsel that the Company and its Board would be exposed to significant liability if the Company did not register the offering, even though it believed that the stock did not constitute a "security" for the purposes of Section 2(a)(1) of the 1933 Act. It seems that other factors influencing this decision were (i) the relatively low burdens of 1934 Act reporting in 1995, especially given that the Company was already providing certain information to its shareholders prior to the registration (for example, delivering annual audited financial statements) and (ii) the relatively low cost of the 1933 Act registration. The Company also assumed that registration was a better course of action because one of its nearby sugarbeet cooperative competitors, American Crystal Sugar Company, undertook a registered offering of its stock in 1994.

As a result of the 1995 registration statement, the Company became obligated to file periodic reports pursuant to Section 13 as required by Section 15(d) of the 1934 Act. The Company is exempt from the registration provisions of Section 12(g) of the 1934 Act pursuant to Section 12(g)(2)(E), which exempts securities of an issuer that is a "cooperative association as defined in the Agricultural Marketing Act, approved June 15, 1929, as amended." Accordingly, since the effectiveness of the registration statement on September 11, 1995, the Company has filed 1934 Act reports. The Company is current in its Section 15(d) reporting.

The Company seeks through this no-action request to terminate its 1934 Act reporting for a variety of reasons, chief among them the costs associated with 1934 Act reporting and the additional burdens on the Company's business imposed by 1934 Act reporting. In the Company's view, these expenses and burdens, which have continued to escalate in recent years, are significantly disproportionate to the benefits to the Company's shareholders. For example, the Company recently became subject to the interactive data (i.e. XBRL) requirements, which have no utility to the Company's shareholders nor to any member of the investing public because there is no market for the Company's stock.

Because the Company has total assets in excess of $10 million for each of the three most recent fiscal years, the Company's reporting obligation is suspended if and when it has fewer than 300 holders of record of each class of registered securities. *See* § 15(d) of the 1934 Act; Rule 12h-3 under the 1934 Act. As of the date of this letter, the Company has 479 shareholders who hold 479 shares of common stock and 72,200 units of preferred stock. Accordingly, the Company is not eligible to suspend its 1934 Act reporting under Rule 12h-3 of the 1934 Act. The Company has considered undertaking a "going private" transaction that would result in a reduction in the number of its shareholders. However, because each shareholder is required to deliver sugar beets to the Company as a condition of ownership of the stock, any reduction in the number of shareholders also reduces the Company's sources for sugar beets. Therefore, the Company does not believe that a reduction in the number of its shareholders is appropriate.

As stated below, the Company believes that its shareholders would receive meaningful information relating to the business of the Company through a variety of other avenues were the Company to cease its reporting under the 1934 Act. The Company also believes that if shareholders were asked to vote on a proposal to authorize the Company to terminate its 1934 Act reporting, they would vote in favor of such a proposal. Although no provision of North Dakota law, the Articles or Bylaws requires such a proposal to be put before the Company's shareholders, and the Company is not subject to the requirements of Regulation 14A, the Board of Directors of the Company will call a special meeting of the Company's shareholders to consider and vote on such a proposal. The Company will accept the results of the shareholder vote at the special meeting as binding and communicate the vote results to the shareholders, as well as disclose the vote results through filing a Current Report on Form 8-K.

If the shareholders vote to approve termination of the Company's reporting under the 1934 Act, the Company would terminate its 1934 Act reporting by filing a Form 15 with the Commission indicating that its obligation to file reports under Section 15(d) of the 1934 Act was being terminated with respect to both its common stock and preferred stock. In the portion of Form 15 requiring identification of the rule provision(s) being relied upon, the Company would indicate "other" and reference the date of the Staff's response to this no-action request. If the proposal were approved, the Company's termination of its 1934 Act reporting would also be disclosed in the Current Report on Form 8-K relating to the results of the special meeting.

II. Analysis

A. Neither the Common Stock Nor the Preferred Stock is a "Security"

Section 2(a)(1) of the 1933 Act defines the term "security" to mean one of various types of instruments, including any "stock..., investment contract or, in general, any interest or instrument commonly known as a 'security'..." Section 3(a)(10) of the 1934 Act defines a security as, among other types of instruments, any "stock,...investment contract..., or in general, any instrument commonly known as a 'security'..." The Supreme Court has ruled that the definitions of "security" in the 1933 Act and the 1934 Act are virtually identical and should be treated as such in discussions regarding the scope of the term. *See, e.g., Landreth Timber Co. v. Landreth*, 471 U.S. 681, 697 n. 1 (1985); *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 847 n. 12 (1975).

Although the 1933 Act and 1934 Act definitions of security include the term "stock," the mere fact that an instrument is labeled stock does not require the conclusion that it is a "security" for the purposes of the 1933 Act or the 1934 Act. *See, e.g., Forman*, 421 U.S. at 848. Instead, the Supreme Court and other courts have stressed the importance of looking at the specific characteristics and underlying economic substance of a particular instrument. In *Securities and Exchange Commission v. W.J. Howey Co.*, the Court adopted with approval the traditional approach of state courts prior to the enactment of the 1933 Act in which "[f]orm was disregarded for substance and emphasis was placed upon economic reality." 328 U.S. 293, 298 (1946). The *Howey* approach was reiterated with approval in *Forman*, in which the Supreme Court emphasized that "we again must examine the substance – the economic realities of the transaction – rather than the names that may have been employed by the parties." 421 U.S. at 851-52.

In *Forman*, the Court applied a two part test to analyze whether stock issued by a cooperative was a security. If an instrument is both called "stock" and bears the usual characteristics of stock, the stock is deemed to be "security" and a purchaser may assume that the federal securities laws apply. *Id.* at 850-51. The Court identified five characteristics traditionally associated with stock: (1) the right to receive dividends contingent upon an apportionment of profits; (2) negotiability; (3) the ability to pledge or hypothecate the instrument; (4) the existence of voting rights in proportion to the number of securities owned; and (5) the ability of the purported "security" to appreciate in value. *Id.* at 851.

Taking into account the "economic realities" as the *Forman* court requires, neither Company's common stock nor its preferred stock falls within the definition of a "security" because each possesses so few of the characteristics traditionally associated with stock. In particular, neither the Company's common stock nor its preferred stock is a security based upon the five-factor *Forman* test for the following reasons:

1. *The right to receive dividends contingent upon an apportionment of profits:* As a cooperative, the Company distributes to its shareholders a patronage amount, either in cash or as patronage credits. This amount does not depend upon the shares of common stock or units of preferred stock owned and is not apportioned in relationship to the shares of stock held. Instead, distributions that are made to each shareholder on the basis of patronage – the pounds of extractable sugar obtained from the sugar beets that shareholder delivered to the Company. Further, Article 6 of the Articles prohibits the Company from declaring dividends on either the common stock or the preferred stock. In *B. Rosenberg & Sons, Inc. v. St. James Sugar Co-Op*, 447 F.Supp. 1, 4 (E.D. La. 1976), *aff'd mem.*, 565 F.2d 1213 (5th Cir. 1977), the court distinguished patronage distributions from dividends stating that "patron dividends are not profits similar to income from ordinary stock investments but are rebates or refunds to members based solely on patronage and not on the amount of money invested in the stock." Unlike typical stock, the patronage distributions to the Company's shareholders are not related to their initial investments in the Company, but are related to their own labor, efforts and success at growing sugar beets.

2. *Negotiability or transferability:* The Board of Directors of the Company must approve all transfers and sales of stock. Ownership of common stock is restricted to eligible producers and each shareholder-producer must own one share of common stock. Likewise, ownership of preferred stock is restricted to holders of common stock and thus, ownership is restricted to sugar beet producers. The Class A Preferred Stock, Class B Preferred Stock and Class C Preferred Stock may not be transferred or sold individually, but must be transferred as part of a unit. Moreover, ownership of both common stock and preferred stock is further restricted to those member producers who reside within 30 miles of a Company piler (currently, parts of North Dakota and parts of Minnesota). Further, ownership of stock is restricted to persons who patronize the Company under the growers agreement. The Company's right under the Articles to redeem its stock for the lesser its par value or its then-current book value further reduces the negotiability and potential market for the stock. Because the redemption right is triggered by the failure of the shareholder to be eligible to hold shares in the Company, the failure of a shareholder to patronize the Company and similar violations, the transferability is further limited to those eligible shareholders who contribute, through patronage, to the operation of the Company on a cooperative basis.

   As in *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006), *National Consumer Cooperative Bank*, SEC No-Action Letter, 2011 WL 22530 (January 3, 2011), *American Truckload Cooperative, Inc.*, SEC No-Action Letter

1993 WL 262725 (July 1, 1993), and similar other no-action requests by cooperatives, the restrictions on transferability applicable to the Company's common stock and preferred stock and the Company's right of redemption differentiate it from typical "stock." Therefore, the characteristic of negotiability or transferability is not meaningfully existent with respect to the Company's common stock nor its preferred stock.

3. *The ability to be pledged or hypothecated*: Under Article XVI, Section 1 and Section 2 of the Bylaws, all of the outstanding common stock and preferred stock is subject to a perpetual, automatic lien in favor of the Company for any indebtedness of the holder to the Company. This indebtedness may be related to the sugar beet seed that growers are required to purchase from the Company or to the financial penalties for non-compliance with the growers agreement. The Company does not make cash loans to its shareholders and accordingly, no indebtedness secured by this automatic pledge is for borrowed money. Therefore, the pledge in favor of the Company is significantly different from a typical pledge by security owners for debt. Further, from time to time, shareholders may notify the Company that a bank or other lender has a security interest in the stock in connection with a loan. One reason the lenders seek pledges of the stock is to fully perfect a security interest in the sugar beet payments and patronage distributions to the shareholder. However, banks or other lenders may not hold common stock or preferred stock as non-producers. The Company's Board of Directors must approval all transfers of stock, including transfers in connection with a pledge; the Company will neither permit nor recognize any transfer of stock to a non-producer as a result of a foreclosure on a pledge or otherwise. To the Company's knowledge, in the past 30 years, there has been one attempted foreclosure on a pledge of stock. Because the pledgee was a bank and not a producer, the pledgor sold the stock to another shareholder and paid the proceeds to the bank. At no time was the bank a shareholder of the Company. The fact that ownership of the stock is limited to eligible producers operates as a significant restriction on the ability of the common stock or preferred stock to be pledged or hypothecated. The intended beneficiaries of any purported pledge or hypothecation cannot obtain the typical legal or economic benefits thereof as would the beneficiaries of a pledge or hypothecation of true securities.

4. *Conferring of voting rights in proportion to the number of shares owned:* Only the Company's common stock bears voting rights; neither the preferred stock nor the units of preferred stock bear any voting rights. Each shareholder-producer may only own one share of common stock and each share of common stock is entitled to only one vote, regardless of the units of preferred stock held. Therefore, none of the Company's stock confers voting rights in proportion to the number of shares owned.

5. *The capacity to appreciate in value:* While the Company's common stock has the capacity to appreciate or depreciate in value, this capacity is theoretical at best. The Company believes that its common stock has been sold only at its par value of $250 since the Company's formation in 1972. This is because the transferee can purchase a share of common stock from the Company in order to become a shareholder, but only at its par

value of $250, and when the transferor ceases to be a shareholder, the transferor can sell a share of common stock to the Company, but only at its par value of $250. Therefore, it would be exceedingly unlikely that a transferee or a transferor would pay more or accept less than, respectively, $250 per share of common stock, when the Company is available as both an alternative seller or buyer.

Further, while the Company's preferred stock has the capacity to appreciate or depreciate in value, a sugar beet grower's decision to become a shareholder of the Company is not predicated on the opportunity to realize an increase in the value of the stock. A grower becomes a shareholder of the Company not to realize a profit on the resale of the grower's stock, but to realize the potential economic benefits of a guaranteed market for the sugar beets and higher return on the acres produced. The inducement for a grower to purchase the stock is solely to realize the benefits of doing business with the Company on a cooperative basis; it is not to invest for profit. In the same vein, in *Forman* it was found that a share in an cooperative housing project was not a security because "the inducement to purchase was solely to acquire subsidized low-cost living space; it was not to invest for profit." 421 U.S. 837, 851. As in *Forman*, ownership of the Company's preferred stock is merely incidental to the growers agreement and the relationship of the Company to its shareholder as a producer. S*ee also, Grenader v. Spitz*, 537 F.2d 612, 618 (C.A.N.Y. 1976). The preferred stock held by a shareholder determines only the acres of sugar beets the shareholder may deliver to the Company under the growers agreement. The preferred stock held by a shareholder does not determine that shareholder's participation in the net income of the Company nor does it determine that shareholder's return on the purchase price of, or "investment" in, the stock. As a cooperative, the Company is operated for the benefits of its members as producers – not as shareholders. *See Affiliated of Florida, Inc.*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987) ("The fundamental characteristics of an agricultural cooperative is that it is operated for the mutual benefit of its members as producers— not as stockholders. Advantages which accrue to a member of a cooperative accrue primarily because of his patronage with the association and not because of any financial investment he may have made therein"), quoting *Co-Operative Grain & Supply Co. v Commissioner*, 407 F.2d 1158, 1163 (8th Cir. 1969). The shareholder's financial return on the preferred stock units depends on patronage of the cooperative, the production of sugar beets and the sugar market. In *Grenader v. Spitz*, the court rejected the characterization of stock in a cooperative apartment building as a security despite the fact that the tenant had the opportunity to make a profit when the tenant sold "his apartment and his shares to a new and approved lessee-purchaser at whatever price the real estate market then permits." 537 F.2d at 618. This was because the economic reality presented by *Grenader* was that of a real estate transaction and not an investment in a security. *Id.* at 617. Similarly, the economic reality of ownership of preferred stock in the Company is participation in a sugar beet cooperative and not an investment in a security.

This economic reality is also evidenced by the fact that the stock only may be held by or transferred to eligible producers. As defined in the Articles and Bylaws, producers are essentially persons engaged in the sugar beet business near the Company and its facilities. Because approval of the Company's Board of Directors is required for each transfer of stock, the Company is in a position to ensure that only eligible producers hold the stock. This approval requirement ensures that the business of the shareholder (sugar beets) is consistent with the economic reality of ownership of stock, which is participation in a sugar beet cooperative and not an investment in a security. The Company's right to redeem the stock for failure to patronize the cooperative by delivering sugar beets in accordance with the growers agreement also helps ensure that the stock is not being purchased for investment purposes. The redemption price for the preferred stock is the lesser of book value or par value. Because the aggregate par value per unit of preferred stock is $256, the maximum redemption price per unit of preferred stock is also $256. This redemption price is significantly less than the current sales price of the preferred stock units. A shareholder who purchased the preferred stock for investment purposes and did not patronize the Company would be redeemed by the Company at a price that would be significantly less than the shareholder paid to acquire the preferred stock. The Company believes that the Company's redemption right is a significant deterrent to any eligible producer who seeks to acquire the stock solely for investment purposes. Like any other transferee, pledgees must also be eligible producers to hold stock in the Company. The factors identified above – restriction of ownership to eligible producers and the Company's right of redemption – prevent a lender from realizing any type of investment benefit from the stock and from obtaining the benefit of any appreciation in value of the stock since the stock will not be transferred to a lender who is not an eligible producer.

Moreover, the Staff has granted favorable "no-action" relief to several cooperatives whose stock has the capacity to appreciate or depreciate in value. *E.g.*, *Associated Grocers of New England, Incorporated*, SEC No-Action Letter, 1989 WL 246382 (October 5, 1989) (*citing Associated Grocers, Inc.* SEC No-Action Letter, 1988 WL 233663 (February 12, 1988) and *Affiliated of Florida, Inc.*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987)). Accordingly, the potential for appreciation or depreciation in value of the Company's stock should not be cause to find that the Company's stock is a security, given that the impetus to purchase the stock is so clearly tied to the business relationship between the shareholder and the Company, the motivation to purchase the stock is not to make a profit on the stock, and the *Forman* factors and other features of ownership weigh against characterization of the stock as a security.

B. Neither the Common Stock Nor the Preferred Stock is an "Investment Contract"

One category of "security" under Section 2(a)(1) of the 1933 Act and Section 3(a)(10) of the 1934 Act is an investment contract. The *Forman* court applied the test from *Howey* to determine whether an instrument is an investment contract. *United Housing Foundation, Inc. v. Forman*, 421 U.S. 837, 852 (1975). That test is "whether the scheme involves an investment of money in a common enterprise with profits to come solely from the efforts of others." *Securities and Exchange Commission v. W.J. Howey Co.*, 328 U.S. 293, 301 (1946), quoted in *Forman*, 421 U.S. at 852. The types of profits which may motivate an investor who purchases an investment contract include appreciation of capital and participation in the company's earnings. *Forman*, 412 U.S. at 852. The Court drew a distinction between an investor who is "attracted solely by the prospects of a return on his investment" and a purchaser who is "motivated by a desire to use or consume the item purchased." *Forman*, 412 U.S. at 852-53 (quoting *Howey*, 328 U.S. at 300).

Neither the Company's common stock nor its preferred stock is an investment contract under the *Howey* test as articulated in *Forman*. The Company's shareholders do not invest in the stock to realize returns derived from the efforts of the Company's management, but rather to obtain the right to do business with the Company as a cooperative and to realize a return on their own efforts as producers. To the extent that the Company's shareholders receive a portion of the Company's profits, those profits are derived from a shareholder's patronage with the Company and are based upon the level of patronage with the Company. Federal courts relying on *Forman* and *Howey* have declined to find investment contracts where any profit motive by the purchaser is "purely incidental" to other objectives for entering into a transaction. *See, e.g., Grenader v. Spitz*, 537 F.2d 612, 618 (2d Cir. 1976), *cert. denied*, 429 U.S. 1009 (1976). Federal courts have also recognized that a cooperative's stock is not necessarily a security where there is a possibility of gains from appreciation in the value of a member's stock because the possibility of such gains may be incidental to the member's primary purpose of obtaining goods and services from the cooperative. *See, e.g., Great Rivers Co-Op of Southeastern Iowa v. Farmland Industries, Inc.* 198 F.3d 685, 699 (8th Cir. 1999) (in finding capital credits and stock in an agricultural cooperative were not a security, court stated that the holders "enter into the cooperative relationship not in expectation of the profits that will be generated from such a relationship but instead to reap the benefits of that relationship"); *see also Associated Wholesalers, Inc.*, SEC No-Action Letter, 1986 WL 65423 (April 24, 1986). This is similar to the case before the court in *St. James Sugar*. In that case, the court stated that "[t]he inducement to purchase was membership in an association that would provide the sugar cane farmer with services he might not otherwise obtain that is, the assurance of a place to process and market the fruits of his labor. The cooperative member did not participate for the purpose of obtaining profits from investment securities." *B. Rosenberg & Sons, Inc. v. St. James Sugar Co-Op*, 447 F.Supp. 1, 4 (E.D. La. 1976), *aff'd mem.*, 565 F.2d 1213 (5th Cir. 1977). As the court in *St. James Sugar* clearly recognized, an agricultural cooperative like the Company "is operated for the mutual benefit of its members as producers not as stockholders. Advantages which accrue to a member of a cooperative accrue primarily because of his patronage with the association and not because of any financial investment he may have made therein." *Id.*

The Company's stock is not an investment contract because the shareholders do not expect to receive and do not receive profits derived from the managerial efforts of others. The Company's shareholders purchase units of preferred stock with the expectation of receiving financial benefits through their own skill in the management of their respective farming businesses; they hope to maximize the financial success of their farming business through the ready market the Company provides and through higher price for their sugar beets than may otherwise be received without the Company.

C. The Purpose of Section 15(d) is Not Furthered by Continued Reporting

The purpose of the reporting obligation under Section 15(d) is to provide a sufficient stream of current information to investors and the general public with respect to companies issuing registered securities. The Commission has summarized the purpose of the reporting obligations as follows:

> The purpose of Section 13 [which requires periodic reporting] is to provide investors and the public with current information concerning the business activities of issuers with securities registered under Section 12. Section 15(d) of the Exchange Act imposes a similar periodic reporting obligation on any issuer with respect to a class of securities registered under the Securities Act of 1933 (the "Securities Act"). The purpose of Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply.

Rel. No. 34-20263 (Oct. 5, 1983) (proposing revisions to Rule 12h-3). For the reasons set forth below, the purpose of Section 15(d) is not furthered by continued reporting by the Company.

First, there is no public market in which the common stock or preferred stock is traded and there has never been such a market. Where there is no public market, there is no public purpose in continued reporting. Moreover, there have been few private sales of the stock. For example, in the Company's fiscal year 2011, there were approximately five sales of units of preferred stock the Company believes were between unrelated third parties. These units of preferred stock sold represented approximately 0.69% of the outstanding units in fiscal year 2011. The Company believes the remainder of the transfers of units during fiscal year 2011 were gifts, transfers for estate planning purposes, transfers among family members, and changes of form of ownership. Changes in form of ownership might include, for example, a change from ownership as tenants in common to joint tenants with right of survivorship. All transfers of stock have been exclusively to persons eligible to hold stock in the Company.

Second, the Company has not sold any units of preferred stock since 1997, whether in a transaction registered under the 1933 Act or in a transaction exempt from registration. Further, since 1997, the Company has sold shares of its common stock only at par value and only to transferees of preferred units that did not also hold common stock. These sales by the Company of its common stock were to enable the transferee to satisfy the requirement that each shareholder must hold one share of common stock if the stockholder holds units of preferred stock. Thus, not only is there no public trading market for the Company's stock, but over 14 years have passed since the Company issued any security in a registered transaction or sold any stock for capital raising purposes and over 16 years have passed since the Company filed a registration statement.

Finally, the Company provides information to its shareholders and prospective shareholders through means other than 1934 Act reporting. For example, under the uniform growers agreement, the Company is required to pay shareholders for their sugar beets according to a schedule, based upon estimated and actual prices per pound of extractable sugar applicable to all growers. When notifying the shareholders of the amounts to be paid, the Company provides shareholders with a statement of the number of pounds of extractable sugar obtained during the harvest, the estimated and final price per pound, and how the calculations and adjustments were determined. This provides the shareholders with current information regarding the results of that year's harvest. Further, under Article XIII of the Bylaws:

> The board of directors shall cause to be sent to all the members of this association, not later than 120 days after the close of the fiscal or calendar year, an annual report of the operations of the association. Such annual report shall include a balance sheet as of the closing date. Such financial statement shall be prepared in a form sanctioned by sound accounting practices and approved by a duly certified public accountant.

Prior to becoming subject to the requirements of the 1934 Act, the Company provided annual audited financial statements to the shareholders under this provision of the Bylaws. If the Staff grants this requested no-action position, the Company will not take action to amend this provision of the Bylaws for so long as the Company relies on the no-action position and will abide by this provision of the Bylaws by delivering audited financial statements to its shareholders annually. Further, if the Staff grants this requested no-action position, the Company will provide to each eligible prospective shareholder upon request the most recent annual report and related financial statements for so long as the Company relies on the no-action position.

Other companies have requested and received no-action relief on the basis that their stock, note or other instrument does not constitute a "security" within the meaning of the 1933 Act or the 1934 Act. Many of these companies were seeking the Staff's concurrence with their position because they were considering the possible sale of the instrument or a transaction involving the instrument (reorganization, merger or the like). However, there are numerous no-action requests where the requesting company was reporting under the 1934 Act and the request involved termination of 1934 Act reporting. For example, in *National Consumer Cooperative Bank*, SEC No-Action Letter, 2011 WL 22530 (January 3, 2011), the Staff concurred in a no-action request by a cooperative bank to terminate its periodic and current reports under the 1934 Act. In addition to the factors the Company identifies above that support its position that the purpose of

Section 15(d) is not furthered by the Company's continued reporting, the cooperative bank was also subject to an alternative regulatory scheme. However, other no-action requests demonstrate that termination of 1934 Act reporting is appropriate even when the requesting reporting company is not subject to an alternative regulatory scheme.

In *American Crystal Sugar Co.*, SEC No-Action Letter, 1984 WL 45677 (February 19, 1984), an agricultural cooperative received no-action relief on its request to terminate its reporting under the 1934 Act because its stock did not constitute a security. Further, in *Handy Hardware Wholesale, Inc.*, SEC No-Action Letter, 2006 WL 1816942 (June 29, 2006), the Staff concurred with a 1934 Act reporting company's request to terminate its 1934 Act reporting because its stock and notes were not securities. The Staff has reached similar conclusions in response to the no-action requests of other 1934 Act reporting companies. *See Professional Veterinary Products, Ltd.*, SEC No-Action Letter, 1996 WL 391681 (July 12, 1996); *Affiliated of Florida, Incorporated*, SEC No-Action Letter, 1987 WL 108467 (September 25, 1987) and *Associated Grocers, Incorporated*, SEC No-Action Letter, 1988 WL 233663 (February 12, 1988).

Other than National Consumer Cooperative Bank, none of the other reporting companies identified above were subject to alternative regulatory schemes. Similarly, notwithstanding the fact that the Company is not subject to an alternative regulatory scheme, the public interest is not served by the Company's continued 1934 Act reporting.

Thank you for your time and attention to this request. If you should have any questions or require any additional information, please do not hesitate to contact me.

Respectfully submitted,

LINDQUIST & VENNUM PLLP

/s/ April Hamlin

April Hamlin

cc: David H. Roche, Chief Executive Officer of Minn-Dak Farmers Cooperative
Richard J. Kasper, Chief Financial Officer of Minn-Dak Farmers Cooperative

Attachments:

Appendix A Composite Articles of Incorporation of Minn-Dak Farmers Cooperative
Appendix B Amended and Restated Bylaws of Minn-Dak Farmers Cooperative

Appendix A

COMPOSITE

ARTICLES OF INCORPORATION

OF

MINN-DAK FARMERS COOPERATIVE

(as originally adopted on August 28, 1972 reflecting all amendments through last amendment effective March 29, 2001)

KNOW ALL MEN BY THESE PRESENTS: That we, the undersigned, have this day associated ourselves together for the purpose of incorporating, under the provisions of Chapter 10-15 of the North Dakota Century Code and amendments thereto.

1. The name of said cooperative association is Minn-Dak Farmers Cooperative.

2. The term of its existence shall be per [*sic*] perpetual.

3. The purposes for which this cooperative is organized are to construct, maintain, operate, or cause to be constructed, maintained and operated, facilities by means of which sugarbeets to be produced by its members may be gathered, processed and marketed to the best advantage of the member-producers of said sugarbeets; to provide its members with information concerning agricultural and farming practices and methods of production; to assist its members in acquiring all types of agricultural machinery and supplies; to encourage the growing, processing and marketing of such other agricultural products by its members as may from time to time prove economically feasible and in their best interests. Further, the cooperative may engage in any activities within the purposes for which cooperatives may be organized and to perform any and all other acts for the benefit of its members which it is authorized or empowered to do under the laws of the State of North Dakota, particularly Chapters 10-15 of the North Dakota Century Code as amended.

4. This cooperative is organized with capital stock.

5. The number and par value of each authorized class of stock are as follows:

   The capital stock of the association shall consist of 300,600 shares divided into:

   a) 600 shares of common voting membership stock of a par value of $250.00 per share.

   b) 100,000 shares of Class A non-voting non-dividend bearing preferred stock of a par value of $105.00 per share.

c) 100,000 shares of Class B non-voting non-dividend bearing preferred stock of a par value of $75.00 per share.

d) 100,000 shares of Class C non-voting non-dividend bearing preferred stock of a par value of $76.00 per share.

6. The designation, preferences, limitations and relative rights of each class of stock are as follows:

A. Common stock. The common stock of this association is denominated as membership stock and may be purchased, owned, or held only by member-producers (1) who reside in the territory served by this association, (2) who patronize the association in accordance with uniform terms and conditions prescribed by it, and (3) who have been approved by the Board of Directors. "Member-Producer" shall mean and include persons (natural or corporate) actually engaged in the production of sugarbeets, or other agricultural products, including tenants of land used for the production of any such products, and lessors of such land who receive as rent therefor part of any such products of such land, and cooperative associations (corporate or otherwise) of such member-producers.

Each member shall hold only one (1) share of common stock and each eligible holder of common stock shall be entitled to only one vote in any meeting of the members. In the event the Board of Directors of the association shall find, following a hearing, that any of the common stock of this association has come into the hands of any person who is not eligible for membership, or that the holder thereof has ceased to be an eligible member, or that such holder has not, for a period of one (1) year, marketed through the association the products covered by any marketing agreement or agreements with it, or has not otherwise patronized the association, such holder shall have no rights or privileges on account of such stock, or vote or voice in the management or affairs of the association other than the right to participate in accordance with law in case of dissolution. The association shall have the right, at its option, (a) to purchase such stock at its book or par value, whichever is less, as determined by the Board of Directors of the association; (b) to require the transfer of any such stock at such book or par value, to any person eligible to hold it.

In exercising its right to purchase or to require the transfer of common stock if such holder fails to deliver the certificate evidencing the stock, the association may cancel such certificate on its books, and issue a new certificate of common stock to the party entitled thereto.

The common stock of this association may be transferred only with the consent of the Board of Directors of the association and on the books of the association, and then only to persons eligible to hold it; and no purported assignment or transfer of common stock shall pass to any person not eligible to hold it any rights or privileges on account of such stock, or vote or voice in the management of the affairs of the association. This association shall have a lien on all of its issued common stock for all indebtedness of the holders thereof to the association. No dividends shall be paid on common stock.

B. Preferred Stock. The preferred stock of the association may be issued only to any member-producer of the association. It shall carry no voting rights. No dividends shall be paid on preferred stock.

Preferred stock may be transferred only on the books of the association; and may be redeemed in whole or in part on a pro rata basis at its par value, at any time on thirty (30) days' notice by the association, provided said stock is redeemed in the same order as originally issued by years. On the failure to deliver the certificate or certificates evidencing any such stock the association may cancel the stock on its books. Stock which has been redeemed may, in the discretion of the Board of Directors, be reissued or retired. All such preferred stock so redeemed shall be paid for in cash at the par value thereof.

This association shall have a lien on all of its issued preferred stock for all indebtedness of the holders thereof to the association.

In the event that the Board of Directors of the association shall find, following a hearing, that any of the preferred stock of this association has come into the hands of any person who is not eligible for membership, or that the holder thereof has ceased to be an eligible member, or that such holder has not, for a period of one (1) year, marketed through the association the products covered by any marketing agreement or agreements with it, or has not otherwise patronized the association, such holder shall have no rights, or privileges on account of such stock, or voice in the management or affairs of the association other than the right to participate in accordance with law in case of dissolution. The association shall have the right, at its option, (a) to purchase such stock at its book or par value, whichever is less, as determined, by the Board of Directors of the association; or (b) to require the transfer of any such stock at such book or par value, to any person eligible to hold it.

7. Limitations. This association shall not market the commodities, produce or products of non-members, nor shall it purchase supplies or equipment for non-members.

8. Basis of distribution of assets in event of liquation. Upon the liquidation of this association, all of its debts and liabilities shall be paid according to their respective priorities. Holders of credits, whether in capital credits, capital reserve fund credits, certificates in interest, revolving fund certificates, or other certificates or securities of the association shall next be paid and shall be limited to the principal amount of their credits in said fund or funds. Holders of shares of preferred stock shall then be paid and shall be limited to the par value of their preferred shares. Holders of common stock shall next be paid, and shall be limited to the par value of their common shares. All property then remaining shall be distributed among the patrons on the basis of their respective patronage as bears to the total patronage of member-patrons as shown by the books and records of the association.

9. The principal office or this cooperative shall be 7525 Red River Road, Wahpeton, North Dakota 58075.

10. [Registered agent eliminated pursuant to the provisions of the North Dakota Century Code on March 29, 2001].

11. The name and address of each incorporator is as follows:

Leo Yaggie	Breckenridge, Minnesota 56520
Richard Kruse	Breckenridge, Minnesota 56520
R. Paul Quamme	Rt. 3, Wahpeton, N. Dak. 58075
Walter Loff	810 N. 3rd, Wahpeton, N. Dak. 58075
James Link	Mooreton, North Dakota 58061

12. The names and addresses of the incorporators who will act as the temporary board (at least five) are as follows:

Leo Yaggie	Breckenridge, Minnesota 56520
Richard Kruse	Breckenridge, Minnesota 56520
R. Paul Quamme	Rt. 3, Wahpeton, N. Dak. 58075
Walter Loff	810 N. 3rd, Wahpeton, N. Dak. 58075
James Link	Mooreton, North Dakota 58061

Appendix B

AMENDED AND RESTATED BYLAWS OF MINN-DAK FARMERS COOPERATIVE

We, the undersigned, together constituting and being all of the shareholders, directors and incorporators of Minn-Dak Farmers Cooperative, a cooperative nonprofit corporation, do hereby adopt the following code of bylaws as and for the bylaws of said cooperative.

ARTICLE I
PURPOSE

The purposes for which this cooperative is formed are set forth in the Third Article of the Articles of Incorporation of the Cooperative.

ARTICLE II
COOPERATIVE'S SEAL

The cooperative's seal shall consist of a circle, having within its circumference the words, "Minn-Dak Farmers Cooperative, August 30, 1972, North Dakota".

ARTICLE III
MEETINGS OF SHAREHOLDERS

Section 1. REGULAR MEETINGS. A regular annual meeting of the shareholders shall be held at a place to be designated by the Board of Directors within 75 miles of Wahpeton, North Dakota, and Breckenridge, Minnesota, at a time and on a day to be designated by the Board of Directors, within five months after the end of the fiscal year, for the purpose of electing a board of directors and transacting such other business as may come before the meeting.

Section 2. NOTICE OF REGULAR MEETINGS. Notice of each regular meeting of the shareholders shall be given. Such notice must state the time and place of the meeting, and that the purposes thereof are the election of a board of directors and the transaction of such other business as may come before the meeting, and a copy thereof shall be mailed to each shareholder of the cooperative; such notices shall be deposited in the post office at Wahpeton, North Dakota, with postage prepaid, not less than 10 nor more than 30 days prior to the time for holding such meeting.

Section 3. SPECIAL MEETINGS. Except where otherwise prescribed by law or elsewhere in these bylaws, a special meeting of the shareholders may be called at any time by the chairman, or by the board of directors, or by 20 percent of the shareholders.

Section 4. NOTICE OF SPECIAL MEETINGS. Notice of each special meeting of the shareholders shall be given. Such notice must state the time and place of the meeting, and the business to be transacted at the meeting; a copy thereof shall be mailed to each shareholder of the cooperative ; such notice shall be deposited in the post office at Wahpeton, North Dakota, with postage prepaid, at least five days prior to the time for holding such meeting.

Section 5. QUORUM. Fifty shareholders or 15 percent of the shareholders, whichever is less, shall constitute a quorum at any meeting but the shareholders present at a duly organized meeting may continue to do business until adjournment notwithstanding the withdrawal of enough shareholders to leave less than a quorum. If a meeting cannot be organized because a quorum has not attended, those present may adjourn the meeting to such time and place as they may determine.

ARTICLE IV
BOARD OF DIRECTORS

Section 1. NUMBER. The corporate powers, business and property of the cooperative shall be exercised, conducted and controlled by a board of directors of nine shareholders.

Section 2. ELECTION, QUALIFICATION, AND TENURE. Three directors shall be elected annually at the regular meeting of the shareholders of the cooperative, with the rotations of Districts 4, 5 and 7 - starting in 1993; Districts 1, 6 and 8 - starting in 1994; and Districts 2, 3 and 9 - starting in 1995. No person shall be eligible to become or remain a director of, or to hold any other position of trust in the cooperative, who is not at least 18 years of age or is in any way employed by or financially interested in a competing enterprise. No director shall serve more than five consecutive three-year terms. One director shall be elected from the shareholders in each of the nine districts. The election of directors shall be by shareholders of the district. Directors shall be elected by secret ballot. No director shall be elected from a district without receiving a majority of the votes cast in that district. In the event no candidate receives a majority of the votes cast on the first ballot, runoff ballots will be conducted with the candidate receiving the fewest number of votes being dropped from the balloting. Successive runoff ballots will be conducted until one candidate receives a majority of the votes cast at which time the candidate will be declared elected. For the purpose of this section, a majority shall be defined as a simple majority. District No. 1 shall consist of the following: The area served by the Tyler Piler; District No. 2 shall consist of the following: All the area in Richland County served by the Factory Piler; District No. 3 shall consist of the following: The area served by the Gorder Piler; District No. 4 shall consist of the following: All the area in Wilkin County served by the Factory Piler; District No. 5 shall consist of the following: The area served by the Hawes Piler; District No. 6 shall consist of the following: The area served by the Yaggie Piler; District No. 7 shall consist of the following: The area served by the Lehman Piler; District No. 8 shall consist of the following: The area served by the Lyngaas Piler; District No. 9 shall consist of the following: The area served by the Peet Piler. No person shall be eligible to become or remain a director who is not a shareholder of the district from which the director is elected, and meets the qualifications as a shareholder under these Bylaws of the Cooperative. Upon establishment of the fact that a nominee for director lacks eligibility under this section or as may be provided elsewhere in these bylaws, it shall be the duty of the chairperson presiding at the meeting at which such nominee would otherwise be voted upon to disqualify such nominee. Upon the establishment of the fact that any person being considered for or already holding, a directorship or other position of trust in the cooperative lacks eligibility under this section, it shall be the duty of the board of directors to withhold such position from such person, or to cause such person to be removed therefrom, as the case may be. Nothing in this section shall, or shall be construed to affect in any manner, whatsoever, the validity of any action taken at any meeting of the board of directors.

Section 3. VACANCIES. Director vacancies in the board of directors shall be filled by the other board of directors in office; and such persons shall hold office until the election of their successor by the shareholders of the district where the vacancy occurred.

Any director who ceases to be a shareholder or who violates any contract with this cooperative in any particular way shall cease to be a member of the board as soon as majority of the board of directors pass a resolution to such effect. The vacancy caused thereby shall be filled by the directors.

Any shareholder may bring charges against an officer or director by filing them in writing with the secretary of the cooperative, together with a petition signed by ten percent of the shareholders, request the removal of the officer or director in question. The removal shall be voted upon at the next regular or special meeting of the cooperative, and, by a vote of a majority of the shareholders, the cooperative may remove the officer or director and fill the vacancy. The director or officer against whom such charges have been brought, shall be informed in writing of the charges previous to the meeting and shall have an opportunity at the meeting to be heard in person or by counsel and to present witnesses; and the shareholder or shareholders bringing the charges shall have the same opportunity.

Section 4. FIRST MEETING OF DIRECTORS. Within 24 hours after each election of directors, the newly elected directors shall hold a special, reorganizational meeting to elect a chairperson, a vice chairperson, a secretary and a treasurer, and any or all other officers, agents or employees of the cooperative .

Section 5. REGULAR MEETINGS. In addition to the special meetings mentioned, a regular meeting of the board of directors shall be held at the offices of the cooperative or at such time and place as the board may direct, but at least once a month.

Section 6. SPECIAL MEETINGS. A special meeting of the board of directors shall be held whenever called by the chairperson or by a majority of the directors. Any and all business may be transacted at a special meeting. Each call for a special meeting shall be in writing, and shall state the time and place of such meeting.

Section 7. NOTICE OF REGULAR OR SPECIAL MEETINGS. Notice of regular or special meetings of the directors shall be mailed to each director at least three days prior to the time set for the meeting. Provided, however, that one day, but not less than 24 hours notice, shall be sufficient if notice is given by telephone or in person to the directors.

Section 8. QUORUM. Seven directors shall constitute a quorum of the board at all meetings and the affirmative vote of at least a majority of the directors present and voting shall be necessary to pass any resolution or authorize any corporate act.

Section 9. COMPENSATION. Directors shall receive no stated salary for their services as directors, but shall receive such sum per meeting as is determined by the board to be reasonable compensation based on the type and length of meeting attended. Any sum so determined to apply to an upcoming year may be reviewed by the shareholders of the cooperative at an annual meeting of the shareholders upon proper motion. A director shall be allowed reasonable expenses while engaged in the business of the cooperative, to be audited, allowed, and paid as other claims against the cooperative.

Section 10. ELECTRONIC COMMUNICATIONS. A meeting of the board of directors may be conducted by:

(a.) A conference among directors using any means of communication through which the directors may simultaneously hear each other during the conference constitutes a meeting of the board of directors, if the same notice is given of the conference as would be required by Article IV, Section 7 for a meeting, and if the number of directors participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in meeting by that means constitutes presence in person at the meeting; or

(b.) Any means of communication through which the director, other directors so participating, and all directors physically present at the meeting may simultaneously hear each other during the meeting. Participation in a meeting by that means constitutes presence in person at the meeting; or

(c.) A conference among directors using any means of communication through which the directors may read the same simultaneously transmitted materials during the conference and respond simultaneously to all participants constitutes a meeting of the board of directors, if the same notice is given of the conference as would be required by Article IV, Section 7 for a meeting, and if the number of directors participating in the conference would be sufficient to constitute a quorum at a meeting. Participation in meeting by that means constitutes presence in person at the meeting.

Section 11. ACTIONS TAKEN WITHOUT A MEETING. An action required or permitted to be taken at a board meeting may be taken by written action signed by all of the directors. Any action, other than an action requiring shareholder approval, may be taken by written action signed, or consented to by authenticated electronic communication, by the number of directors that would be required to take the written action, signed by all of the directors at a meeting of the board at which all directors were present.

ARTICLE V
POWERS OF DIRECTORS

The directors shall have the power:

1. To call a special meeting of the shareholders when they deem it necessary; and they shall call a meeting at any time upon the written request of one-fifth (1/5) of the shareholders.

2. To appoint and remove, at pleasure, all officers, agents and employees of the cooperative, prescribe their duties, fix their compensation and require from them, if advisable, security for faithful service.

3. To select one or more banks to act as depository of the funds of the cooperative and determine the manner of receiving, depositing and disbursing the funds and the form of checks and the person or persons by whom shall be signed, with power to change such banks and the person or persons signing said checks and the form thereof at will.

4. To conduct, manage and control the affairs and business of the cooperative and to make rules and regulations for the guidance of the officers and management of its affairs.

5. To make and enter into agreements with processors, brokers, or others for the sale or consignment of sugar or other products grown by patrons of the cooperative; to make and enter into agreements with any processors, brokers, or others for the packaging of sugar or other products grown by the patrons of the cooperative for the sale of sugar or other products grown by the patrons of the cooperative.

6. To carry out the crop contracts of the cooperative and shareholders in every way advantageous to the cooperative, representing the shareholders collectively.

7. To settle, in the name of its shareholders, any claims for damages which may occur to the products in transit.

ARTICLE VI
DUTIES OF DIRECTORS

It shall be the duty of the board of directors:

1. To keep a complete record of all its acts and of the proceedings of its meetings, and to present a full statement at the regular meetings of the shareholders, showing in detail the condition of the affairs of the cooperative.

2. To supervise all officers, agents and employees, and see that their duties are properly performed, and to cause to be issued appropriate stock certificates.

3. To install such a system of bookkeeping and auditing that each shareholder may know and be advised from time to time fully concerning the receipts and disbursements of the cooperative.

ARTICLE VII
OFFICERS

The officers of the cooperative shall be a chairperson, vice chairperson, secretary and treasurer who shall be elected from the board of directors, together with a president, one or more vice presidents, and any other administrative officers who need not be directors or shareholders, which the board of directors may see fit in its discretion to provide for by resolution entered upon its minutes.

ARTICLE VIII
THE CHAIRPERSON

If at any time the chairperson shall be unable to act, the vice chairperson shall take the chairperson's place and perform the chairperson's duties; and if the vice chairperson shall be unable to act, the board shall appoint a director to do so. The chairperson or such vice chairperson or director:

1. Shall preside over all meetings of the shareholders and directors.

2. Shall sign, as chairperson, all stock certificates and all contracts and instruments which have been first approved by the board of directors, unless the signature of another officer or management representative is authorized by the board.

3. Shall call the directors together whenever the chairperson deems it necessary, and shall have, subject to the advice of the directors, direction of the affairs of the cooperative and generally shall discharge such other duties as may be required of the chairperson by these bylaws or by the board.

ARTICLE IX
SECRETARY

It shall be the duty of the secretary:

1. To keep record of the proceedings of the meetings of the board of directors and of the shareholders.

2. To keep the corporate seal and the book of blank stock certificates and countersign all certificates issued and affix said corporate seal to all papers requiring a seal.

3.To keep a proper shareholder book, showing the name of each shareholder of the cooperative, the number of the shareholder's stock certificate, the date of issuance, surrender, cancellation, forfeiture or transfer.

4.To execute and sign contracts, notes, papers and documents.

5.To discharge such other duties as pertain to the secretary's office or may be prescribed by the board of directors.

ARTICLE X
TREASURER

It shall be the duty of the treasurer:

1.To receive and deposit all funds of the cooperative, to be paid out only on checks drawn as herein before provided, and account for all receipts, disbursements and balance on hand.

2.To furnish a bond in such form and in such amount as to the board of directors may from time to time require.

3.To discharge such other duties as pertain to the treasurer's office or may be prescribed by the board of directors.

ARTICLE XI
EXECUTIVE OR ADVISORY COMMITTEE

The board of directors may appoint an executive or advisory committee from among its members, determine the number of its members and tenure of office and its powers and duties. The chairperson and vice chairperson shall be members of such executive or advisory committee.

ARTICLE XII
AUDITING COMMITTEE

The board of directors may appoint an auditing committee from among its members; determine the number of its members and its tenure of office. The board may prescribe rules and regulations with reference to the manner and form in which claims shall be presented against the cooperative and the manner of auditing the same, and in lieu of such action by the board, the auditing committee may prescribe rules and regulations with reference to its meetings and procedure.

ARTICLE XIII
BOOKS AND PAPERS

The books and such papers as may be placed on file by vote of the shareholders or directors shall at all times in business hours be subject to the inspection of the board and of any shareholder of the cooperative, or shareholder's representative, duly authorized in writing.

The board of directors shall cause to be sent to all the shareholders of this cooperative, not later than 120 days after the close of the fiscal or calendar year, an annual report of the operations of the cooperative. Such annual report shall include a balance sheet as of the closing date. Such financial statement shall be prepared in a form sanctioned by sound accounting practices and approved by a duly certified public accountant.

ARTICLE XIV
PROXIES

THIS ARTICLE HAS BEEN REPEALED.

ARTICLE XV
BORROWING MONEY

The cooperative shall have the power to borrow money in such amounts and upon such terms and conditions as may from time to time seem to the board of directors advisable or necessary, by a two-thirds (2/3) vote of all the directors.

ARTICLE XVI
STOCK CERTIFICATES

Section 1. COMMON STOCK. Each certificate of common stock shall have the following statement printed on its face: "The common stock of the cooperative may be purchased, owned, and/or held only by producers who shall patronize the cooperative in accordance with uniform terms and conditions prescribed thereby and only such persons shall be regarded as eligible shareholders of the cooperative. In the event the board of directors shall find following a hearing that any of the common stock has come into the hands of any person who is not an eligible shareholder, or that the holder thereof has ceased to be an eligible shareholder, or shall have failed to patronize this cooperative for a period of 12 consecutive calendar months, or shall have intentionally or repeatedly violated any bylaws or shall have breached any contract between the shareholder and this cooperative, or shall have willfully obstructed any purpose or proper activity of this cooperative, then in any such event, the board of directors shall in its discretion recall all common stock owned by such shareholder, and the cooperative shall refund to the shareholder the par value or book value of such stock, whichever is lesser, and such refund shall be made in cash. Each eligible holder of common stock shall be entitled to only one vote in any meeting of the shareholders, regardless of the number of shares of stock owned by the shareholder. This cooperative shall have a lien on all of its issued common stock for all indebtedness of the holders thereof to the cooperative. Such stock is also subject to all the other terms and conditions now or hereafter contained in the articles of incorporation or bylaws of this cooperative."

Section 2. PREFERRED STOCK. Each certificate of preferred stock of this cooperative shall have the following statement printed on its face:

"The preferred stock of this cooperative shall carry no voting rights and may be transferred only on the books of the cooperative; and may be redeemed in whole or in part on a pro rata basis at par at any time on 30 days' notice by the cooperative, provided said stock is redeemed in the same order as originally issued by years, and on failure to deliver the certificate or certificates evidencing any such stock the cooperative may cancel the same on its books. Stock which has been redeemed may, in the discretion of the board of directors, be reissued or retired. All such preferred stock so redeemed shall be paid for in cash at the par value thereof. This cooperative shall have a lien on all of its issued preferred stock for all indebtedness of the holders thereof to the cooperative. Upon dissolution or distribution of the assets of the cooperative, the holders of all preferred stock shall be entitled to receive the par value of their stock, before any distribution is made on the common stock."

"In the event that the board of directors of the cooperative shall find, following a hearing, that any of the preferred stock of this cooperative has come into the hands of any person who is not eligible for share ownership, or that the holder thereof has ceased to be an eligible shareholder, or that such holder has not, for a period of one year, marketed through the cooperative the products covered by a marketing agreement or agreements with it, or has not otherwise patronized the cooperative, such holder shall have no rights or privileges on account of such stock, or voice in the management or affairs of the cooperative other than the right to participate in accordance with law in case of dissolution. The cooperative shall have the right, at its option, (a) to purchase such stock at its book or par value, whichever is less, as determined by the board of directors of the cooperative; or (b) to require the transfer of any such stock at such book or par value, to any person eligible to hold it."

Section 3. VOTING RIGHTS. Each eligible holder of common stock, who is other than a natural person, shall designate a representative to cast its shareholder vote in the affairs of the cooperative. No individual shall be eligible to cast more than one shareholder vote at any shareholder meeting of the cooperative, whether acting in the shareholder's individual shareholder capacity, in a fiduciary capacity for another shareholder, or as a representative of a shareholder other than a natural person.

ARTICLE XVII
SHAREHOLDERS

QUALIFICATIONS. Stock ownership in this cooperative shall be limited to producers (a) who reside within 30 miles of a Minn-Dak Farmers Cooperative piler; (b) who patronize the cooperative in accordance with uniform terms and conditions prescribed by it, and (c) who have been approved by the board of directors. "Shareholder-Producer" shall mean and include persons (natural or corporate) actively engaged in the production of sugarbeets, or other agricultural products, within 30 miles of a Minn-Dak Farmers Cooperative piler including tenants of land used for the production of any such products. It shall also mean owners of such land within 30 miles of a Minn-Dak Farmers Cooperative piler who receive as rent therefore part of any such products of such land, and cooperative associations (corporate or otherwise) of such shareholder-producers. "Patron" shall mean and include shareholders and growers who patronize the cooperative in accordance with uniform terms and conditions prescribed by the Cooperative.

ARTICLE XVIII
AMENDMENTS

AMENDMENTS TO BY-LAWS. The bylaws of the cooperative may be altered, amended, rescinded or added to by the vote of majority of the shareholders present at a special meeting convened for such purpose or at a regular meeting, but the notice of the special or regular meeting must set forth fully and clearly the proposed alteration, amendment, rescission or addition.

ARTICLE XIX
LOSSES

To the extent that there is a loss resulting from the business operations of the cooperative in any one year, the cooperative shall act in such a manner as to first recoup the loss from those patrons who were patrons in the year in which the loss occurred. This section shall not be administered in such a way as to preclude the cooperative from availing itself of the right to carry back or carry forward net operating losses to past or future years.

ARTICLE XX
DIVISION OF PROFITS

That the proceeds of sales, less necessary expenses, shall be allocated or distributed to the patrons on the basis of either the quantity or value of the products furnished by them. The cooperative shall allocate or distribute its profits from marketing and purchasing among its patrons on the basis of either the quantity or the value of the products furnished or purchased by them.

ARTICLE XXI
PATRONAGE DISTRIBUTIONS

Section 1. NET INCOME. The net income of this cooperative determined in accordance with generally accepted accounting principles consistently applied, shall be distributed annually on the basis of quantity or value of products furnished, in cash or in the form of credits in a patronage credit account set up on the books of the cooperative. Distribution of patronage shall be made as soon as practicable after the close of each fiscal year and written notice thereof shall be sent to each patron showing the total amount of distribution made to the patron and the manner of such distribution setting forth the amount distributed in cash and in credits.

Section 2. CASH AND PATRONAGE DISTRIBUTION. The cooperative may distribute to its patrons, in cash, a percentage of the patronage dividends to which each individual patron is entitled, with such percentage to be determined by action of the board of directors. The board of directors shall have the power to determine whether a patronage credit will be "qualified written notice of allocation" or a "non-qualified written notice of allocation".

Section 3. CONSENT BYLAW. Each patron of this cooperative shall, by the act of continuing as a patron, and by that act alone, consents that the amount of any distribution with respect to the patronage of this cooperative which are made in written notices of allocations (as defined in 26 U.S.C. 1388, Internal Revenue Code) and which are received by the patron from the cooperative, will be taken into account by the patron at the stated dollar amount in the manner provided in 26 U.S.C. 1385 in the taxable year in which such written notices of allocation are received by the patron .

Section 4. RETIREMENT OF PATRONAGE CREDITS. Whenever in the discretion of the board of directors, the capital represented by patronage credits is found to be in excess of the amount needed for the operation of the business, such excess may be distributed in cash; and when paid in cash, it shall be the policy to pay the oldest outstanding patronage credits first. At the discretion of the board of directors, a patron's credits may be paid in cash in other than the regular order when such credits are carried on the books of the cooperative in the name of a deceased person, or when earlier payments of individual amounts will facilitate the cooperative's records, aims, purposes and good will. Patronage credits shall be redeemed only when such redemption is not in violation of any loan agreements entered into by the cooperative.

Section 5. TRANSFER OF CREDITS. Patronage credits shall not be transferred except with the approval and consent of the board of directors.

ARTICLE XXII
UNIT RETAINS

Section 1. UNIT RETAIN. The cooperative may require investment in its capital in addition to the investments from retained patronage. These investments shall be direct capital investments from a retain on a per unit basis of the products purchased from its patrons. The unit retention, if required, shall be made on all products delivered, in the same amount per unit and shall at no time become a part of net income available for patronage. Each patron, by continuing to be such, agrees to invest in capital of this cooperative as prescribed in this article. Such investments shall be accounted for separately in a unit retention account set up on the books of the cooperative.

Section 2. INCOME TAX TREATMENT. The board of directors shall have the power to determine whether such unit retain shall be a "qualified per unit retain" or a "non-qualified per unit retain". In the event that the board of directors determine that such unit retains are to be a "qualified per unit retain", such patron of this cooperative by the act of continuing as a patron and by that act alone agrees that the amount of any unit retain charged to such patron as provided in this article will be taken into account by such patron at its stated dollar amount in the manner provided in 27 U.S.C. 1385 and will be reported by such patron in such patron's income tax returns for the taxable year in which written notice of such retention is received by such patron . The purpose of this consent by-laws is to make such unit retain a "qualified per unit retain" within the meaning of the United States Internal Revenue Code.

Section 3. RETIREMENT OF UNIT RETENTION CAPITAL. Whenever in the discretion of the board of directors the capital represented by the unit retention capital investment is found to be in excess of the amount needed for the operation of the business and the service of its debts, then it shall distribute such excess in cash, and when paid in cash it shall be the policy to pay the oldest outstanding unit retention capital investment first. At the discretion of the board of directors, unit retention capital investment may be paid in cash in other than the regular order when such credits are carried on the books of the cooperative in the name of a deceased person, or when earlier payment of other individual amounts will facilitate the cooperative's records, aims, purposes and good will. Unit retention capital investments shall be redeemed only when such redemption is not in violation of any loan agreements entered into by the cooperative.

Section 4. TRANSFER OF RETENTION CAPITAL. Unit retention capital investments shall not be transferred except with the approval and consent of the board of directors.

Section 5. UNIT RETAINS PAID IN MONEY. The cooperative shall pay a price per pound of extractable sugar and bonus sugar to the patron for beets delivered and accepted by the cooperative in the form of a unit retain paid in money, previously referred to as the "Grower Payment". This unit retain paid in money shall be paid to a patron with respect to products marketed for the patron, the amount of which is fixed without reference to the net earnings of the cooperative pursuant to an agreement between the cooperative and the patron .

ARTICLE XXIII
NON-PATRONAGE INCOME

All amounts received by the cooperative from non-patronage sources, in excess of costs and expenses related to such non-patronage sources or net income derived from business done by persons who are not common shareholders or patrons, net of taxes thereon, shall become property of the cooperative.

ARTICLE XXIV
INDEMNIFICATION OF DIRECTOR OR OFFICER

Section 1. INDEMNIFICATION OF DIRECTOR OR OFFICER. The cooperative shall indemnify every Director or Officer, their heirs, executors and administrators, against expenses reasonably incurred by him or her in connection with any action, suit or proceedings to which he or she may be made a party by reason of his or her being or having been a Director or Officer of the cooperative, indemnification shall be provided only in connection with such matters covered by the settlement as to which the cooperative is advised by council that the person to be indemnified did not commit such a breach of duty.

ARTICLE XXV
TRANSFER OR SALE OF SHAREHOLDER EQUITY OR STOCK

Section 1. From and after December 4, 2012 the sale of a shareholder's stock in the cooperative shall be without the transfer of the shareholder's accumulated patronage credits and unit retention capital. It is the declared policy of the cooperative that after such a sale the purchaser must assume any and all obligations of the seller to the cooperative in relation to the stock purchased.

ARTICLE XXVI
SUGAR BEET SEED

All sugar beet seed to be planted by the patrons must be purchased by the patrons from the Cooperative.